SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JULY 20, 2004

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations (55 61) 415-1140 ri@brasiltelecom.com.br www.brasiltelecom.com.br/ir/

Media Relations (55 61) 415-1378 cesarb@brasiltelecom.com.br

Brasil Telecom Raises R$1.26 billion from BNDES

Brasília, Brazil, July 20, 2004 - BRASIL TELECOM S.A. (NYSE: BTM; BOVESPA: BRTO3/BRTO4) and BRASIL TELECOM PARTICIPAÇÕES S.A. (NYSE: BRP; BOVESPA: BRTP3/BRTP4) announce that The Brazilian Development Bank - BNDES approved a loan of R$1.26 billion to BRASIL TELECOM S.A. The loan will be raised directly from BNDES and will mature in 6.5 years, with a grace period of 1.5 years. The cost is TJLP + 5.5% p.a. for 80% of the total amount of the loan and Currency Basket + 5.5% p.a. for the remaining 20%. The disbursements are expected to occur between 2004 and 2006.

The loan will be used to finance investments in the wireline network and operational improvements to meet the targets established in the General Plan on Universal Service (Plano Geral de Metas de Universalização - PGMU) and in the General Plan on Quality (Plano Geral de Metas de Qualidade - PGMQ).

* * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2004

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer